Man Group USA Inc
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com




02002948

December 17, 2001

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


FEB 0 1 2002

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information.

Please contact the undersigned at (212) 589-6345, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Man Group plc

2 Name of director:

Mr Kevin Roger Davis

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
In respect of the director named above.

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Kevin Roger Davis	1,084,472 shares
E D & F Man Executive Retirement Fund	280,500 shares
Total Shareholding :	1,364,972 shares

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
In relation to the director named above.

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Sale of shares

7 Number of shares/amount of stock acquired:
n/a

8 Percentage of issued class:
n/a

9 Number of shares/amount of stock disposed:
250,000 shares

10 Percentage of issued class:
0.0934

11 Class of security:
ordinary shares of 10p each

12 Price per share:
1107.82p

13 Date of transaction:
10th / 11th December 2001

14 Date company informed:
10th / 11th December 2001

15 Total holding following this notification:
1,114,972 shares

16 Total percentage holding of issued class following this notification:
0.4166

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
n/a

18 Period during which or date on which exercisable:
n/a

19 Total amount paid (if any) for grant of the option:
n/a

20 Description of shares or debentures involved: class, number:
n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
n/a

22 Total number of shares or debentures over which options held following this notification:
n/a

23 Contact name for queries:
Mr Peter Clarke

24 Contact telephone number:
020 7285 3181

25 Name of company official responsible for making notification:
Mr Peter Clarke

Additional Information:
Mr Davis holds awards in respect of 83,973 matching shares and 119,656 shares under the Performance Share Plan. He also holds matching awards over 136,308 shares which were granted under the Group's Coinvestment Plan prior to his appointment as a director. Mr Davis also holds options over 54,083 shares under the Man Group plc Unapproved Executive Share Option Scheme which was approved by shareholders on 11th July 2001.

The E D & F Man Group 1990 Employee Trust ("the Employee Trust") holds 1,313,458 shares and has a security interest over 969,741 shares. Executive Directors of the Company are deemed to be interested in the shares held by the Employee Trust and the shares over which the Employee Trust holds a security interest.

NNNN

MARIANNE MARAY

Announcement File : C:\DIPS\CARNW1.ANN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Man Group plc

2 Name of director:

Mrs Alison Carnwath

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
In respect of director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase of ordinary shares

7 Number of shares/amount of stock acquired:
9,000

8 Percentage of issued class:
0.0034%

9 Number of shares/amount of stock disposed:
n/a

10 Percentage of issued class:
n/a

11 Class of security:
ordinary shares of 10p each

12 Price per share:
1113p

13 Date of transaction:
11th December 2001

14 Date company informed:
11th December 2001

15 Total holding following this notification:
9,000

16 Total percentage holding of issued class following this notification:
0.0034%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
n/a

18 Period during which or date on which exercisable:
n/a

19 Total amount paid (if any) for grant of the option:
n/a

20 Description of shares or debentures involved: class, number:
n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
n/a

22 Total number of shares or debentures over which options held following this notification:
n/a

23 Contact name for queries:
Mr Peter Clarke

24 Contact telephone number:
020 7285 3181

25 Name of company official responsible for making notification:
Mr Peter Clarke

Additional Information:

NNNN